Exhibit 77(m)

                                    Mergers

1. On November 10, 2005 the shareholders of ING VP MagnaCap Portfolio and ING VP Disciplined LargeCap Portfolio approved the reorganization with and merger into ING VP Value Opportunity Portfolio and ING Fundamental Research Portfolio, respectively. The reorganization was completed on December 3, 2005. Accordingly, ING VP MagnaCap Portfolio and ING VP Disciplined LargeCap Portfolio are no longer offering their shares. All references to ING VP MagnaCap Portfolio and ING VP Disciplined LargeCap Portfolio in the Prospectuses and SAI are hereby deleted.

2. On November 10, 2005, the Board of Trustees of ING Variable Products Trust approved a proposal to reorganize ING VP Convertible Portfolio into ING VP Balanced Portfolio. The proposed Reorganization is subject to approval by shareholders of the Disappearing Fund. If shareholder approval is obtained, it is expected that the Reorganization would take place during the first quarter of 2006.